Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

June 26, 2013

VIA:  EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn: Sonia Bednarowski, Esq.

RE:	Yummy Flies, Inc.;
Amendment No. 4 to Form S-1;
SEC File No. 333-17118

Dear Ms. Bednarowski:

Filed electronically on behalf of Bureau of Yummy Flies, Inc. (the “Registrant” or “Company”) is Amendment No. 4 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of February 15, 2013. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All references to page numbers are to the redlined Amendment that has been forwarded to you by overnight delivery under separate cover.

Prospectus Cover Page
Comment No. 1

Page F-9 has been revised to reflect the accurate number of the Company’s issued and outstanding shares.  The correct number of issued and outstanding shares is 10,278,000.  The Registrant has not issued any of its securities over the past 3 years.

Prospectus Summary
(page 3)
Comment No. 2

 The relevant disclosure has been added to the Amendment.  Specifically, the language that was included in the relevant risk factor has been duplicated herein.  See page 5.

Risk Factors
(page 5)

Comment No. 3

Management does not believe that Mr. Okizaki’s part time position as an Orvis guide limits his ability to engage in marketing activities for the Registrant. In fact, it has the opposite effect, as Mr. Okizaki can offer fisherman on his tours the opportunity to try one of the Registrant’s ties during the guided tour.  This can and has resulted in the Registrant selling ties to those fishermen. Despite this fact, the disclosure in the Risk Factors remains because it is possible that Orvis can change its position and prohibit this activity in the future.  As such, no additional disclosure or revised disclosure is included in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(page 15)

Comment No. 4

The Amendment contains new disclosure explaining management’s belief that the Company may support operations if only $100,000 in equity capital is raised.  The disclosure ties into the disclosure contained in the Business section of the Prospectus.  See page 21.

Securities and Exchange Commission
June 26, 2013

Description of Business
(page 19)

Comment No. 5

The Company’s current ties are considered unique because they are handcrafted to appear like real bugs, which the fish feed upon.  As a result of recent enhancements in computer programming and 3D printing capabilities, management believes that it may be possible to find a manufacturer that can produce unique and realistic fly patterns.  The Company must ascertain whether this is, in fact, feasible, as well as economically viable.  The Amendment contains new disclosure that attempts to explain this possible expansion in better detail.  See page 24.

Comment No. 6

The requested disclaimers are included in the Amendment.  See page 24.

Comment No. 7

The relevant disclosure has either been omitted per the staff’s comment, or a relevant disclaimer has been added.  See page 26.

Comment No. 8

The disclosure in the Amendment has been revised to reflect that the various new initiatives of the Registrant are dependent upon the Registrant receiving additional capital. The two references in the staff's comment letter have been omitted in the Amendment, replaced instead with a general timeline as to when the Registrant will be able to accomplish its objectives following receipt of this additional capital. Disclosure advising investors that the Registrant is not receiving any proceeds from the sale of the shares being registered is contained throughout the Prospectus, including in the Prospectus Summary, Risk Factors, MD&A and Liquidity and Capital Resource sections. Further, disclosure that the Registrant may need to sell its securities to raise this additional capital is also included throughout the Amendment, including discussions that the Registrant believes it will be more successful in selling its securities once it becomes a reporting company and has its common stock approved for trading which is included in those sections referenced above herein, as well as in the Business section.

Comment No. 9

The sentence that contained the word “enthusiastic” has been deleted in the Amendment.  See page 27.

Employees

Comment No. 10

The requested disclosure has been added.  See page 33.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm